Exhibit 12.1

	Three months
	ending March 31,	Year Ending December 31,
	2012	2011	2010	2009	2008	2007
(In thousands, except ratio data)
Income before taxes and noncontrolling interests	$37,722	$110,442	$109,341	$87,903	$36,413	$129,840
Fixed charges	4,415	15,038	12,047	13,356	9,506	12,036
Adjusted earnings	42,137	125,480	121,388	101,259	45,919	141,876

Interest expense	4,404	14,997	11,984	13,290	9,441	11,971
Interest portion of operating leases	11	41	63	66	65	65
Fixed charges	$4,415	$15,038	$12,047	$13,356	$9,506	$12,036

Ratio of earnings to fixed charges (a)	9.5	8.3	10.1	7.6	4.8	11.8

(a) These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.